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                          March 4, 2021

       Stephen M. Scherr
       Chief Financial Officer
       The Goldman Sachs Group, Inc.
       200 West Street
       New York, NY 10282

                                                        Re: The Goldman Sachs
Group, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 24,
2021
                                                            File No. 333-253421

       Dear Mr. Scherr:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Catherine Clarkin, Esq.